Inspira Technologies Oxy B.H.N. Ltd.

2 Ha-Tidhar St.,

Ra’anana, 4366504 Israel

April 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Inspira Technologies Oxy B.H.N. Ltd. (CIK 0001837493)
Registration Statement No. 333-253920 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Inspira Technologies Oxy B.H.N. Ltd. (the “Registrant”) hereby respectfully withdraws its request submitted on March 29, 2021, for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended. The Registrant is no longer requesting that such Registration Statement be declared effective at this time and hereby formally withdraws its request for acceleration of the effective date.

Very truly yours,

Inspira Technologies Oxy B.H.N. Ltd.

By:	/s/ Dagi Ben-Noon
Dagi Ben-Noon Chief Executive Officer